UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 2, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: January 31, 2012

URL: http://www.komatsu.com/

Consolidated Business Results for Nine Months of the Fiscal Year Ending

March 31, 2012 (U.S. GAAP)

1. Results for Nine Months Ended December 31, 2011

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

	September 30,	September 30,	September 30,	September 30,
	Millions of yen except per share amounts
	Nine months ended December 31, 2011	Nine months ended December 31, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	1,448,509	1,301,973	146,536	11.3%
Operating income	191,835	162,747	29,088	17.9%
Income before income taxes and equity in earnings of affiliated companies	185,691	158,903	26,788	16.9%
Net income attributable to Komatsu Ltd.	129,376	100,622	28,754	28.6%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥133.86	¥103.97	¥29.89
Diluted	¥133.75	¥103.91	¥29.84

Note:	Comprehensive income (loss):

Nine months ended December 31, 2011: 77,038 millions of yen

Nine months ended December 31, 2010: 46,829 millions of yen

(2) Consolidated Financial Position

	September 30,	September 30,
	Millions of yen except per share amounts
	As of December 31, 2011	As of March 31, 2011
Total assets	2,228,145	2,149,137
Total equity	969,722	972,680
Komatsu Ltd. shareholders’ equity	927,765	923,843
Komatsu Ltd. shareholders’ equity ratio	41.6%	43.0%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥974.52	¥954.48

2. Dividends

(For the fiscal years ended March 31, 2011 and ending March 31, 2012)

	September 30,	September 30,	September 30,
	Yen
	The entire FY ending March 31, 2012		The entire FY ended March 31, 2011
	Results	Projection
First quarter period
Second quarter period	21.00	—	18.00
Third quarter period
Year-end	—	21.00	20.00
Total	42.00		38.00

Note: Changes in the projected cash dividend as of January 31, 2012: None

3. Projections for the Fiscal Year Ending March 31, 2012

    (From April 1, 2011 to March 31, 2012)

	September 30,	September 30,
	Millions of yen except per share amounts The full fiscal year
		Changes
Net sales	2,050,000	11.2%
Operating income	282,000	26.5%
Income before income taxes and equity in earnings of affiliated companies	276,000	25.6%
Net income attributable to Komatsu Ltd.	186,000	23.4%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥192.99

Notes: 1) Changes in the projected consolidated business results as of January 31, 2012: None

  2) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the Nine months ended December 31, 2011: Applicable

Removed (merger): 1 company

          Komatsu Utility Co., Ltd.

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements

1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of December 31, 2011:        998,744,060 shares

As of March 31, 2011:              998,744,060 shares

2)	The numbers of shares of treasury were as follows:

As of December 31, 2011:         46,720,785 shares

As of March 31, 2011:               30,841,419 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Nine months ended December 31, 2011:         966,471,670 shares

Nine months ended December 31, 2010:         967,788,140 shares

[Reference]

Results for Three Months Ended December 31, 2011

	September 30,	September 30,	September 30,	September 30,
	Millions of yen except per share amounts
	Three months ended December 31, 2011	Three months ended December 31, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	462,642	442,210	20,432	4.6%
Operating income	58,886	58,835	51	0.1%
Income before income taxes and equity in earnings of affiliated companies	55,448	58,792	(3,344)	(5.7)%
Net income attributable to Komatsu Ltd.	34,701	36,858	(2,157)	(5.9)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	36.01	38.09	(2.08)
Diluted	35.98	38.06	(2.08)

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.8
(2) Financial Conditions	P.12
(3) Projections for the Fiscal Year Ending March 31, 2012	P.13

Financial Statements
(1) Condensed Consolidated Balance Sheets	P.14
(2) Condensed Consolidated Statements of Income	P.16
(3) Consolidated Statements of Equity	P.18
(4) Consolidated Statements of Cash Flows	P.19
(5) Note to the Going Concern Assumption	P.20
(6) Business Segment Information	P.20
(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity	P.21

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) have embarked on the　Global Teamwork for Tomorrow mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013. Under this management plan, Komatsu is focusing its efforts on (1) promotion of ICT (Information and Communication Technology) applications to products and parts, (2) further advancement of environmental friendliness and safety in machine performance, (3) expansion of sales and service operations in Strategic Markets, and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

The second year of the ongoing mid-range management plan included the nine months from April 1 to December 31, 2011 of the fiscal year ending March 31, 2012. During those nine months, while demand for construction, mining and utility equipment declined sharply in China from the corresponding period a year ago, it increased in other Strategic markets and Traditional Markets. Demand was particularly strong for mining equipment. In addition, Komatsu quickly recovered normal production from the adverse effects of the Great East Japan Earthquake of March last year, captured growth in demand for equipment accurately and expanded sales. As a result, Komatsu advanced nine-month sales in the construction, mining and utility equipment business. In the industrial machinery and others business, while sales of wire saws declined from the corresponding period a year ago, Komatsu increased nine-month sales from the corresponding period a year ago by stepping up sales of presses, machine tools and temporary housing units in addition to consolidating Gigaphoton Inc. As a result, consolidated net sales advanced by 11.3% to JPY1,448.5 billion (USD18,812 million, at USD1=JPY77).

In the nine-month period under review, while the Japanese currency appreciated more against the U.S. dollar, Euro and Renminbi than the corresponding period a year ago, Komatsu expanded the volume of sales while continuing to improve selling prices and as well as production and other costs. As a result, Komatsu improved sales and profits in both construction, mining and utility equipment and industrial machinery and others businesses. Operating income for the nine-month period increased by 17.9% from the corresponding period a year ago, to JPY191.8 billion (USD2,491 million). Similarly, operating income ratio improved by 0.7 percentage points to 13.2%. Income before income taxes and equity in earnings of affiliated companies advanced by 16.9% to JPY185.6 billion (USD2,412 million). Net income attributable to Komatsu Ltd. totaled JPY129.3 billion (USD1,680 million), showing an improvement of 28.6% from the corresponding period a year ago.

In the third quarter (three months from October 1 to December 31, 2011) compared to the corresponding period a year ago, while the Japanese currency appreciated more against major currencies, Komatsu advanced both sales and profits of the construction, mining and utility equipment business by working to improve selling prices and cut down production and other costs, as demand increased steadily worldwide, except for China. In the industrial machinery and others business, meanwhile, both sales and profits declined, as adversely impacted by downturned sales of wire saws from the second quarter of the current fiscal year. As a result, for the third quarter under review, consolidated sales increased by 4.6% from the previous third quarter, to JPY462.6 billion (USD6,008 million), operating income, up by 0.1% to JPY58.8 billion (USD765 million), income before income taxes and equity in earnings of affiliated companies, down by 5.7% to JPY55.4 billion (USD720 million), and net income attributable to Komatsu Ltd., down by 5.9% to JPY34.7 billion (USD451 million).

Note:	Sales and profit figures stated in this news release show accumulated figures for the nine-month period from April 1 through December 31, 2011, unless otherwise footnoted.

[Markets as Positioned by Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights] (Nine months)

	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011 1USD=JPY79 1EUR=JPY111 1RMB=JPY12.3	Nine months ended December 31, 2010 1USD=JPY86 1EUR=JPY112 1RMB=JPY12.8	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,448,509	1,301,973	11.3%
Operating income	191,835	162,747	17.9%
Income before income taxes and equity in earnings of affiliated companies	185,691	158,903	16.9%
Net income attributable to Komatsu Ltd.	129,376	100,622	28.6%

[Consolidated Financial Highlights] (Three months)

	September 30,	September 30,	September 30,
	Millions of yen
	Three months ended December 31, 2011 1USD=JPY78 1EUR=JPY105 1RMB=JPY12.3	Three months ended December 31, 2010 1USD=JPY82 1EUR=JPY110 1RMB=JPY12.4	Changes
	[A]	[B]	[(A-B)/B]
Net sales	462,642	442,210	4.6%
Operating income	58,886	58,835	0.1%
Income before income taxes and equity in earnings of affiliated companies	55,448	58,792	(5.7)%
Net income attributable to Komatsu Ltd.	34,701	36,858	(5.9)%

Business results by operation are described below.

[Sales by Operation]

	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010	Changes
	[A]	[B]	[(A-B)/B]
Construction, Mining and Utility Equipment	1,265,104	1,146,921	10.3%
Industrial Machinery and Others	183,405	155,052	18.3%
Total	1,448,509	1,301,973	11.3%

Construction, Mining and Utility Equipment

While demand dropped sharply in China from the corresponding period a year ago as adversely affected by the credit squeeze measure, demand steadily increased in other Strategic markets as well as Traditional Markets, i.e., Japan, North America and Europe. Against the backdrop of thriving demand for commodities and energy, sales of mining equipment expanded, especially in Latin America and Indonesia. Moreover, reflecting increased machine population, both parts sales and service revenues improved steadily. As a result, consolidated net sales of construction, mining and utility equipment expanded by 10.3% from the corresponding period a year ago, to JPY1,265.1 billion (USD16,430 million). Komatsu continued to strengthen its operation to flexibly meet changes of retail demand by utilizing KOMTRAX (Komatsu Machine Tracking System) information concerning machine use in different regions of the world, centering on the Global HANSEI Operation Center, a global sales and production planning control center which opened in May last year. At the same time, Komatsu also worked to launch HB205 and 215LC hybrid hydraulic excavators outside of Japan and expand sales of new emission standards-compliant models in North America and Europe.

[Sales of Construction, Mining and Utility Equipment by Region]

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	207,127	187,029	20,098	10.7%
Americas	321,693	281,725	39,968	14.2%
Europe & CIS	147,157	112,849	34,308	30.4%
China	149,837	220,049	(70,212)	(31.9)%
Asia* & Oceania	346,216	271,123	75,093	27.7%
Middle East & Africa	93,074	74,146	18,928	25.5%
Total	1,265,104	1,146,921	118,183	10.3%

*	Excluding Japan and China

Japan

While demand for construction equipment advanced mainly from rental companies for use in the recovery and reconstruction of the earthquake and tsunami-stricken regions, Komatsu quickly resumed production and supplied equipment smoothly. As a result, nine-month sales increased from the corresponding period a year ago. To get ready for a large number of equipment needed for full-scale reconstruction projects in the disaster-devastated regions, Komatsu opened the Tohoku Service Center of the Tohoku Operation Department and the Miyagi Center of Komatsu Safety Training Center Ltd., expanding service operations to support those projects in the Tohoku region. In an assistance effort for the disaster-devastated regions, Komatsu decided on free-of-charge lending of equipment owned by the Komatsu Group worth about JPY800 million in November last year in addition to the ongoing assistance of the same value since March last year, totaling JPY1.6 billion.

Americas

In North America, while the recovery of demand for construction equipment in the housing sector was still lacking in momentum, demand in the rental, energy and mining industries expanded firmly. Komatsu continued efforts to expand sales of the new emission standards-compliant models and new hybrid hydraulic excavators, which were launched during the first quarter of the current fiscal year, while facilitating the Zero Inventory Campaign at distributors. In Latin America, demand in Brazil, the largest Latin American market for construction equipment, remained sluggish in the civil engineering sector as mainly affected by the economic slowdown and belated start of public works. Meanwhile, demand for mining equipment continued to expand, centering on Chile. As a result, nine-month sales in the Americas increased from the corresponding period a year ago.

Europe & CIS

In Europe, while concerns over economic slowdown remained against the backdrop of fiscal problems, demand for construction equipment increased steadily in major markets of Germany and France. Komatsu worked to expand sales of parts and launched new emission standards-compliant models and hybrid hydraulic excavators. In CIS, demand for equipment advanced firmly in the mining sector especially for coal and gold, as well as in the energy sector for oil and natural gas. As a result, nine-month sales in Europe & CIS increased from the corresponding period a year ago. At Komatsu Manufacturing Rus LLC, Komatsu began production of the HD785 large dump truck mainly for use in mining, following the initial production of hydraulic excavators. In October last year, Komatsu reached an agreement with the Pacific National University and the State Government of Khabarovsk to offer cooperation in human resource development for construction, mining and road construction equipment in far eastern Russia.

China

As the government’s credit squeeze measure remained in place, the start of new construction projects was delayed by lack of funds, resulting in a sharp decline in demand for equipment, especially in the civil engineering sector. Nine-month sales in China decreased from the corresponding period a year ago. By anticipating mid to long-term market growth in China in spite of the current business conditions, Komatsu made capital investment in order to achieve production capable of responding to demand changes flexibly. Following Japan, North America and Europe, Komatsu organized the China Midori-kai for local suppliers. By teaming up with local suppliers, Komatsu is going to improve the QCD (quality, cost and delivery) of products, thereby further enhancing Komatsu’s “Monozukuri” competitiveness in China.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, demand continued to expand for mining equipment, while that for construction equipment remained strong in the civil engineering, agriculture and forestry sectors as well. Demand for construction equipment also increased steadily in India, Malaysia and other countries in Asia. In Australia, demand was brisk, centering on mining equipment. Against this backdrop, nine-month sales in Asia &

Oceania advanced from the corresponding period a year ago. In Thailand, while some suppliers were flooded last year, Komatsu did not suffer a big impact on sales and production and continued normal operations. In November last year, Komatsu and Rio Tinto signed a Memorandum of Understanding to operate over 150 driverless dump trucks in iron ore mines in Australia by the end of 2015.

Middle East & Africa

While unstable political and social conditions continued in some countries, demand advanced, centering on mining equipment in Africa. Under such an environment, nine-month sales in the Middle East & Africa improved from the corresponding period a year ago. Komatsu expects that demand for equipment will continue to expand for mining and infrastructure development. To meet this increase in demand, Komatsu continued efforts to reinforce its sales and product support operations by introducing KOMTRAX-installed standard construction equipment in South Africa. To improve parts supply operation jointly with distributors in Southern Africa, Komatsu also began preparation to open a new parts depot in March this year.

Industrial Machinery and Others

Sales of wire saws for the third quarter decreased from the second quarter of the current fiscal year, as adversely affected by the Chinese government’s credit squeeze measure, by reduced subsidies related to solar energy in Europe and by the lowered price for silicon wafers, the basic material for solar cells. As a result, nine-month sales of wire saws declined from the corresponding period a year ago. Meanwhile, capital investment by the automobile manufacturing industry upturned for recovery, and sales of presses and machine tools advanced. Sales of temporary housing units also increased. With respect to damages caused by the flood in Thailand, Komatsu worked to rebuild service operation by dispatching engineers from Japan and making other efforts such as repairing customers’ machines starting in December last year. Since the second quarter of the current fiscal year, Komatsu has included sales and profits of Gigaphoton in the consolidated financial statements. Gigaphoton became a wholly owned subsidiary in the first quarter. As a result, nine-month sales of the industrial machinery and others businesses increased by 18.3% from the corresponding period a year ago, to JPY183.4 billion (USD2,382 million).

(2) Financial Conditions

As of December 31, 2011, total assets amounted to JPY2,228.1 billion (USD28,937 million), registering an increase of JPY79.0 billion from the previous fiscal year-end, mainly reflecting increased inventories. Interest-bearing debt increased by JPY123.8 billion from the previous fiscal year-end, to JPY667.8 billion (USD8,674 million). Komatsu Ltd. shareholders’ equity increased by JPY3.9 billion from the previous fiscal year-end, to JPY927.7 billion (USD12,049 million). As a result, Komatsu Ltd. shareholders’ equity ratio decreased by 1.4 percentage points from the previous fiscal year-end, to 41.6%. Net debt-to-equity ratio* was 0.61 compared to 0.50 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the nine-month period under review, net cash provided by operating activities amounted to JPY60.8 billion (USD791 million), a decrease of JPY72.0 billion from JPY132.9 billion for the corresponding period a year ago, mainly due to increased inventories. Net cash used in investing activities totaled JPY98.2 billion (USD1,276 million), an increase of JPY33.3 billion from the corresponding period a year ago, mainly due to the purchase of fixed assets as well as shares of subsidiaries and equity investees. While cash was used in repurchasing its own shares for retirement and dividend payments, net cash provided by financing activities amounted to JPY62.0 billion (USD806 million) due to procurement of long-term debt and an increase in short-term debt, compared to net cash of JPY59.6 billion used for the corresponding period a year ago. Furthermore, after adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of December 31, 2011, totaled 103.6 billion (USD1,346 million), an increase of JPY19.3 billion from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2012

(From April 1, 2011 to March 31, 2012)

On October 27, the Company revised its projections of business results for the fiscal year ending March 31, 2012, which are shown on page 2 of this release.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements

(1)	Condensed Consolidated Balance Sheets

Assets

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	As of December 31, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥103,619		¥84,224
Time deposits	1,183		734
Trade notes and accounts receivable	495,364		532,757
Inventories	577,075		473,876
Deferred income taxes and other current assets	159,841		152,781

Total current assets	1,337,082	60.0	1,244,372	57.9

Long-term trade receivables	176,662	7.9	183,270	8.5

Investments
Investments in and advances to affiliated companies	19,358		25,115
Investment securities	42,272		60,855
Other	3,268		3,124

Total investments	64,898	2.9	89,094	4.1

Property, plant and equipment
- Less accumulated depreciation	520,517	23.4	508,387	23.7

Goodwill	30,626	1.4	29,321	1.4
Other intangible assets	57,675	2.6	53,971	2.5
Deferred income taxes and other assets	40,685	1.8	40,722	1.9

Total	¥2,228,145	100.0	¥2,149,137	100.0

Liabilities and Equity

	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	As of December 31, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥235,311		¥130,308
Current maturities of long-term debt	149,944		122,608
Trade notes, bills and accounts payable	276,619		308,975
Income taxes payable	15,664		38,829
Deferred income taxes and other current liabilities	214,066		199,268

Total current liabilities	891,604	40.0	799,988	37.2

Long-term liabilities
Long-term debt	282,617		291,152
Liability for pension and retirement benefits	47,496		48,027
Deferred income taxes and other liabilities	36,706		37,290

Total long-term liabilities	366,819	16.5	376,469	17.5

Total liabilities	1,258,423	56.5	1,176,457	54.7

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	141,214		140,523
Retained earnings:
Appropriated for legal reserve	37,187		34,494
Unappropriated	934,135		847,153
Accumulated other comprehensive income (loss)	(186,593)		(131,059)
Treasury stock	(66,048)		(35,138)

Total Komatsu Ltd. shareholders’ equity	927,765	41.6	923,843	43.0

Noncontrolling interests	41,957	1.9	48,837	2.3

Total equity	969,722	43.5	972,680	45.3

Total	¥2,228,145	100.0	¥2,149,137	100.0

(2) Condensed Consolidated Statements of Income

Nine months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,
	Millions of yen except per share amounts
	Nine months ended December 31, 2011		Nine months ended December 31, 2010
		Ratio (%)		Ratio (%)
Net sales	¥1,448,509	100.0	¥1,301,973	100.0
Cost of sales	1,048,195	72.4	946,407	72.7
Selling, general and administrative expenses	208,677	14.4	190,488	14.6
Other operating income (expenses), net	198	0.0	(2,331)	(0.2)

Operating income	191,835	13.2	162,747	12.5

Other income (expenses), net	(6,144)		(3,844)
Interest and dividend income	3,035	0.2	3,012	0.2
Interest expense	(5,721)	(0.4)	(4,651)	(0.4)
Other, net	(3,458)	(0.2)	(2,205)	(0.2)

Income before income taxes and equity in earnings of affiliated companies	185,691	12.8	158,903	12.2

Income taxes	51,218	3.5	55,650	4.3
Income before equity in earnings of affiliated companies	134,473	9.3	103,253	7.9
Equity in earnings of affiliated companies	1,401	0.1	2,399	0.2
Net income	135,874	9.4	105,652	8.1
Less net income attributable to noncontrolling interests	(6,498)	(0.4)	(5,030)	(0.4)

Net income attributable to Komatsu Ltd.	¥129,376	8.9	¥100,622	7.7

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	133.86		103.97
Diluted	133.75		103.91

Three months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,
	Millions of yen except per share amounts
	Three months ended December 31, 2011		Three months ended December 31, 2010
		Ratio (%)		Ratio (%)
Net sales	¥462,642	100.0	¥442,210	100.0
Cost of sales	335,207	72.5	316,530	71.6
Selling, general and administrative expenses	68,538	14.8	65,738	14.9
Other operating income (expenses), net	(11)	(0.0)	(1,107)	(0.3)

Operating income	58,886	12.7	58,835	13.3

Other income (expenses), net	(3,438)		(43)
Interest and dividend income	950	0.2	683	0.2
Interest expense	(2,066)	(0.4)	(1,362)	(0.3)
Other, net	(2,322)	(0.5)	636	0.1

Income before income taxes and equity in earnings of affiliated companies	55,448	12.0	58,792	13.3

Income taxes	18,956	4.1	22,143	5.0
Income before equity in earnings of affiliated companies	36,492	7.9	36,649	8.3
Equity in earnings of affiliated companies	367	0.1	1,201	0.3
Net income	36,859	8.0	37,850	8.6
Less net income attributable to noncontrolling interests	(2,158)	(0.5)	(992)	(0.2)

Net income attributable to Komatsu Ltd.	¥34,701	7.5	¥36,858	8.3

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	36.01		38.09
Diluted	35.98		38.06

(3) Consolidated Statements of Equity

Nine months ended December 31, 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680
Cash dividends				(39,701)			(39,701)	(5,987)	(45,688)
Transfer to retained earnings appropriated for legal reserve			2,693	(2,693)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income (loss)
Net income				129,376			129,376	6,498	135,874
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(47,894)		(47,894)	(3,144)	(51,038)
Net unrealized holding gains (losses) on securities available for sale					(7,348)		(7,348)	—	(7,348)
Pension liability adjustments					(366)		(366)	—	(366)
Net unrealized holding gains (losses) on derivative instruments					74		74	(158)	(84)

Comprehensive income (loss)							73,842	3,196	77,038

Issuance and exercise of stock acquisition rights		704					704		704
Purchase of treasury stock						(31,112)	(31,112)		(31,112)
Sales of treasury stock		133				202	335		335
Balance at December 31, 2011	¥67,870	¥141,214	¥37,187	¥934,135	¥(186,593)	¥(66,048)	¥927,765	¥41,957	¥969,722

Nine months ended December 31, 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799
Cash dividends				(25,178)			(25,178)	(975)	(26,153)
Transfer to retained earnings appropriated for legal reserve			1,260	(1,260)			—		—
Other changes							—	1,910	1,910
Comprehensive income (loss)
Net income				100,622			100,622	5,030	105,652
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(56,935)		(56,935)	(3,382)	(60,317)
Net unrealized holding gains (losses) on securities available for sale					274		274	—	274
Pension liability adjustments					418		418	—	418
Net unrealized holding gains (losses) on derivative instruments					723		723	79	802

Comprehensive income (loss)							45,102	1,727	46,829

Issuance and exercise of stock acquisition rights		133					133		133
Purchase of treasury stock						(572)	(572)		(572)
Sales of treasury stock		7				59	66		66

Balance at December 31, 2010	¥67,870	¥140,561	¥33,243	¥798,274	¥(151,154)	¥(35,268)	¥853,526	¥45,486	¥899,012

(4) Consolidated Statements of Cash Flows

	September 30,	September 30,
	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2010
Operating activities
Net income	¥135,874	¥105,652
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	68,074	66,128
Deferred income taxes	4,721	23,907
Net loss (gain) from sale of investment securities and subsidiaries	2,285	(72)
Net loss (gain) on sale of property	(227)	(1,946)
Loss on disposal of fixed assets	1,331	948
Pension and retirement benefits, net	1,239	(4,142)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	20,036	(48,750)
Decrease (increase) in inventories	(134,650)	(94,511)
Increase (decrease) in trade payables	(30,273)	78,182
Increase (decrease) in income taxes payable	(21,773)	(126)
Other, net	14,243	7,659

Net cash provided by (used in) operating activities	60,880	132,929

Investing activities
Capital expenditures	(96,561)	(74,383)
Proceeds from sale of property	5,278	6,317
Proceeds from sale of available for sale investment securities	1,256	1,843
Purchases of available for sale investment securities	(1,446)	(493)
Acquisition of subsidiaries and equity investees, net of cash acquired	(7,836)	758
Collection of loan receivables	1,908	1,556
Disbursement of loan receivables	(400)	(918)
Decrease (increase) in time deposits, net	(442)	407

Net cash provided by (used in) investing activities	(98,243)	(64,913)

Financing activities
Proceeds from long-term debt	105,827	50,162
Repayments on long-term debt	(37,949)	(50,392)
Increase (decrease) in short-term debt, net	118,322	(10,339)
Repayments of capital lease obligations	(42,863)	(24,034)
Sale (purchase) of treasury stock, net	(30,833)	30
Dividends paid	(39,701)	(25,178)
Other, net	(10,725)	121

Net cash provided by (used in) financing activities	62,078	(59,630)

Effect of exchange rate change on cash and cash equivalents	(5,320)	(6,462)

Net increase (decrease) in cash and cash equivalents	19,395	1,924

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥103,619	¥84,353

(5) Note to the Going Concern Assumption

None

(6) Business Segment Information

1) Operating Segments

Nine months ended December 31, 2011 and 2010

(For the Nine months ended December 31, 2011)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,265,104	183,405	1,448,509	—	1,448,509
Intersegment	3,956	6,038	9,994	(9,994)	—

Total	1,269,060	189,443	1,458,503	(9,994)	1,448,509

Segment profit	178,958	16,721	195,679	(4,042)	191,637

(For the Nine months ended December 31, 2010)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,146,921	155,052	1,301,973	—	1,301,973
Intersegment	1,614	7,740	9,354	(9,354)	—

Total	1,148,535	162,792	1,311,327	(9,354)	1,301,973

Segment profit	156,379	13,403	169,782	(4,704)	165,078

Three months ended December 31, 2011 and 2010

(For the three months ended December 31, 2011)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	411,430	51,212	462,642	—	462,642
Intersegment	1,222	1,834	3,056	(3,056)	—

Total	412,652	53,046	465,698	(3,056)	462,642

Segment profit	58,804	1,594	60,398	(1,501)	58,897

(For the three months ended December 31, 2010)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	383,276	58,934	442,210	—	442,210
Intersegment	623	2,309	2,932	(2,932)	—

Total	383,899	61,243	445,142	(2,932)	442,210

Segment profit	54,077	7,270	61,347	(1,405)	59,942

Notes:	1) Business categories and principal products & services included in each operating segment are as follows:

a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales to customers recognized by sales destination were as follows:

Nine months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2011	293,345	333,982	150,370	208,289	369,417	93,106	1,448,509
FY2010	256,680	289,839	114,065	282,145	285,059	74,185	1,301,973

Three months ended December 31, 2011 and 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Millions of yen
	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2011	101,912	109,674	49,800	48,414	125,045	27,797	462,642
FY2010	93,561	93,252	41,927	96,018	92,873	24,579	442,210

*	Excluding Japan and China

(7) Note in Case of Notable Change(s) in the Amount of Shareholders’ Equity

In November to December 2011, the Company repurchased 15,613,800 shares of its own common stock in the open market at total cost of JPY29,997 million in order to improve capital efficiency and further promote returns to shareholders based on the resolutions made by the Board of Directors in its meeting held on October 27, 2011. For any change(s) of Shareholders’ Equity, refer to (3) Consolidated Statements of Equity on page 15.

(end)